Exhibit 12

WISCONSIN POWER AND LIGHT COMPANY

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	2003	2002	2001	2000	1999
	(Dollars in thousands)
Income before cumulative effect of a change
in accounting principle, net of tax	$114,874	$80,924	$73,490	$71,401	$70,830
Income taxes	65,843	44,724	41,238	42,918	45,758

Income before income taxes	180,717	125,648	114,728	114,319	116,588

Interest expense	37,873	40,202	43,483	44,644	40,992
Estimated interest component of rent expense	2,641	1,996	2,400	2,268	2,858

Fixed charges as defined	40,514	42,198	45,883	46,912	43,850
Preferred dividend requirements (pre-tax basis)	5,207	5,139	5,167	5,300	5,448

Fixed charges and preferred dividend requirements	45,721	47,337	51,050	52,212	49,298

Earnings as defined	$221,231	$167,846	$160,611	$161,231	$160,438

Ratio of Earnings to Fixed Charges (Unaudited)	5.46	3.98	3.50	3.44	3.66

Ratio of Earnings to Combined Fixed Charges and
Preferred Dividend Requirements (Unaudited)	4.84	3.55	3.15	3.09	3.25